PO Box 55, Ipsley House,
Ipsley Church Lane, Redditch
Worcestershire B98 0TL
England
T +44 (0)1527 517715
F +44 (0)1527 517700

RECEIVED

2007 JUL 18 P

11 July 2007

The United States Securities and Exchange Commission
Exemption File 82-5204
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA

07025361

SUPPL

Dear Sirs,

Dew

GKN plc

- **Notice of Results**
- **Block Listing**

For your information I enclose copies of the above announcements, released to the London Stock Exchange on 10 July 2007.

Yours faithfully,

S De Ritter

Sandie De Ritter

Enc

PROCESSED
JUL 20 2007
THOMSON
FINANCIAL

Dew 7/19

82 - 3204

Regulatory Announcement

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RECEIVED

2007 JUL 18 P 1:1

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Free annual report

Company	GKN PLC
TIDM	GKN
Headline	Notice of Results
Released	17:09 10-Jul-07
Number	PRNUK-1007

GKN plc

Announcement Date for 2007 Interim Results

GKN's interim results for the first six months of 2007 together with the 2007 interim dividend will be announced on Thursday, 2 August 2007.

Grey Denham

Company Secretary

10 July 2007

END

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Regulatory Announcement

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Free annual report

Company	GKN PLC
TIDM	GKN
Headline	Blocklisting - Interim Review
Released	12:24 10-Jul-07
Number	PRNUK-1007

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To: The FSA

Date: 9 July 2007

Name of applicant: GKN plc

Name of scheme: GKN 1995 SAYE SHARE OPTION SCHEME

Period of return: From: 1 January 2007 To: 30 June 2007

Balance under scheme from previous return: 2,951,694 Ordinary shares of 50p each

The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return: 0

Number of securities issued/allotted under scheme during period: 5,649

Balance under scheme not yet issued/ allotted at end of period: 2,946,045

Number and class of securities originally listed and the date of admission: 11,463,341 8 August 2001

Total number of securities in issue at the end of the period: 743,140,482 (including 38,659,142 held in Treasury)

Name of contact: Chris Winters

Address of contact: GKN plc, Ipsley House, Ipsley Church Lane, Redditch, Worcestershire B98 0TL

Telephone number of contact: 01527 533383

SIGNED BY CHRISTOPHER WINTERS

Suitably experienced employee

for and on behalf of

GKN plc

Name of applicant

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To: The FSA

Date: 9 July 2007

Name of applicant:	GKN plc
Name of scheme:	GKN 2001 SAYE SHARE OPTION SCHEME
Period of return: From:	1 January 2007 To: 30 June 2007
Balance under scheme from previous return:	7,198,114
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:	0
Number of securities issued/allotted under scheme during period:	1,621,646
Balance under scheme not yet issued/ allotted at end of period	5,576,468

Number and class of securities originally listed and the date of admission

19.03.2002	610,000	26.09.2003	715,000
20.03.2002	610,000	03.10.2003	720,000
21.03.2002	600,000	10.10.2003	715,000
22.03.2002	600,000	24.10.2003	650,000
25.03.2002	610,000	31.10.2003	700,000
26.03.2002	600,000	07.11.2003	700,000
27.03.2002	585,000	14.11.2003	660,000
		21.11.2003	690,000
		28.11.2003	715,000
		05.12.2003	720,000
		12.12.2003	715,000
		19.12.2003	725,000

Total number of securities in issue at the end of the period	743,140,482 (including 38,659,142 held in Treasury)
Name of contact:	Chris Winters
Address of contact:	GKN plc, Ipsley House, Ipsley Church Lane, Redditch, Worcestershire B98 0TL

EXEMPTION NO. 82 - 5204

Telephone number of contact: 01527 533383

SIGNED BY CHRISTOPHER WINTERS

suitably experienced employee

for and on behalf of

GKN plc

Name of applicant

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

END

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END